                                                                       2004/2005

                                                                  File No. 69-78
                                                                           -----


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                                  ALLETE, INC.
                                  ------------
                                (NAME OF COMPANY)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------
ALLETE, Inc. <F1>                                   Minnesota            Duluth, MN            Energy and Real Estate

Superior Water, Light and Power                     Wisconsin            Superior, WI          Electric, Gas and Water
   Company <F2>                                                                                  Utility

Energy Land, Incorporated <F2>                      Wisconsin            Duluth, MN            Inactive

MP Investments, Inc. <F2>                           Delaware             Duluth, MN            Investments

RendField Land Company, Inc. <F2>                   Minnesota            Duluth, MN            Land Holding

Lakeview Financial Corporation I <F2>               Minnesota            Duluth, MN            Financial Services

Lakeview Financial Corporation II <F2>              Minnesota            Duluth, MN            Inactive

Logistics Coal, LLC <F3>                            Minnesota            Duluth, MN            Inactive

ALLETE Capital I <F2>                               Delaware             Duluth, MN            Dissolved in 2005

ALLETE Capital II <F2>                              Delaware             Duluth, MN            Trust (Inactive)

ALLETE Capital III <F2>                             Delaware             Duluth, MN            Trust (Inactive)

Minnesota Power Enterprises, Inc. <F2>              Minnesota            Duluth, MN            Product and Marketing
                                                                                                 Coordination

BNI Coal, Ltd. <F4>                                 North Dakota         Bismarck, ND          Coal Mining

MP Affiliate Resources, Inc. <F4>                   Minnesota            Duluth, MN            Administrative Operations

Enventis Telecom, Inc. <F4>                         Minnesota            Plymouth, MN          Telecommunications

Rainy River Energy Corporation <F4>                 Minnesota            Duluth, MN            Generation/Power Marketing

Rainy River Energy Corporation - Wisconsin <F4>     Wisconsin            Superior, WI          Generation/Power Marketing

Synertec, Incorporated <F4>, <F5>                   Minnesota            Duluth, MN            Contract Services

                                      -1-

                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------
NaturNorth Technologies, LLC <F5>                   Delaware             Duluth, MN            Product Development

Upper Minnesota Properties, Inc. <F4>               Minnesota            Duluth, MN            Affordable Housing Projects and
                                                                                                 Economic Development

Upper Minnesota Properties -
  Meadowlands, Inc. <F6>, <F7>                      Minnesota            Duluth, MN            Affordable Housing Project

Upper Minnesota Properties - Irving, Inc. <F6>      Minnesota            Duluth, MN            Affordable Housing Project

Upper Minnesota Properties -
  Development, Inc. <F6>                            Minnesota            Duluth, MN            Economic Development

ALLETE Water Services, Inc. <F2>                    Minnesota            Duluth, MN            Administrative Operations

Heater Utilities, Inc. <F8>                         South Carolina       Cary, NC              Sold in 2004

LaGrange Waterworks Corporation <F9>                North Carolina       Fayetteville, NC      Sold in 2004

Brookwood Water Corporation <F9>                    North Carolina       Fayetteville, NC      Sold in 2004

Florida Water Services Corporation <F8>             Florida              Orlando, FL           Water and Wastewater Treatment
                                                                                                 Utility

Georgia Water Services Corporation <F8>             Georgia              Atlanta, GA           Sold in 2005

Tennessee Water Services, Inc. <F8>                 Tennessee            Nashville, TN         Dissolved in 2004

Auto Replacement Property, LLC <F10>                Indiana              Indianapolis, IN      Real Estate

Energy Replacement Property, LLC <F10>              Minnesota            Duluth, MN            Real Estate

ALLETE Properties, Inc. <F2>, <F11>                 Minnesota            Lehigh Acres, FL      Real Estate

Cape Coral Holdings, Inc. <F12>                     Florida              Cape Coral, FL        Real Estate

Cape Properties, Inc. <F12>                         Florida              Cape Coral, FL        Real Estate

Palm Coast Forest, LLC <F12>                        Florida              Palm Coast, FL        Real Estate

Palm Coast Land, LLC <F12>                          Florida              Palm Coast, FL        Subdivider, Developer

Tomoka Holdings, LLC <F12>                          Florida              Ormand Beach, FL      Subdivider, Developer

Winter Haven Citi Centre, LLC <F12>                 Florida              Winter Haven, FL      Retail Shopping Center

ALLETE Commercial, LLC <F12>                        Florida              Cape Coral, FL        Real Estate

Lehigh Acquisition Corporation <F11>, <F12>         Delaware             Lehigh Acres, FL      Holding Company

Interlachen Lakes Estates, Inc. <F13>               Florida              Interlachen, FL       Real Estate

Sundowner Properties, Inc. <F13>                    Pennsylvania         Williston, FL         Real Estate

SRC of Florida, Inc. <F13>                          Florida              Lehigh Acres, FL      Real Estate

Florida Landmark Communities, Inc. <F13>            Florida              Lehigh Acres, FL      Subdivider, Developer

Lehigh Corporation <F14>                            Florida              Lehigh Acres, FL      Real Estate

Lehigh Land & Investment, Inc. <F14>                Florida              Lehigh Acres, FL      Real Estate

Cliffside Properties, Inc. <F14>                    California           Lehigh Acres, FL      Real Estate

Palm Coast Holdings, Inc. <F14>                     Florida              Palm Coast, FL        Real Estate

                                      -2-

                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------
Enterprise Lehigh, Inc. <F14>                       Florida              Lehigh Acres, FL      Real Estate

ALLETE Automotive Services, LLC <F2>, <F15>         Minnesota            Duluth, MN            Administrative Operations

ADESA, Inc. <F16>, <F17>                            Indiana              Indianapolis, IN      Spun off 09/20/04

AutoVIN, Inc. <F16>, <F18>                          Indiana              Roswell, GA           Spun off 09/20/04

ADESA Arkansas, LLC <F16>, <F18>                    Delaware             N. Little Rock, AR    Spun off 09/20/04

A.D.E. of Ark-La-Tex, Inc. <F16>, <F18>             Louisiana            Shreveport, LA        Spun off 09/20/04

ADESA Ark-La-Tex, LLC <F16>, <F18>                  Louisiana            Shreveport, LA        Spun off 09/20/04

ADESA Birmingham, LLC <F16>, <F18>                  Alabama              Moody, AL             Spun off 09/20/04

ADESA California, LLC <F16>, <F18>                  California           Sacramento, CA        Spun off 09/20/04

ADESA Charlotte, LLC <F16>, <F18>                   North Carolina       Charlotte, NC         Spun off 09/20/04

ADESA Colorado, LLC <F16>, <F18>                    Colorado             Fountain, CO          Spun off 09/20/04

ADESA Des Moines, LLC <F16>, <F18>                  Iowa                 Grimes, IA            Spun off 09/20/04

ADESA Importation Services, Inc. <F16>, <F18>       Michigan             Holly, MI             Spun off 09/20/04

ADESA Lansing, LLC <F16>, <F18>                     Michigan             Dimondale, MI         Spun off 09/20/04

ADESA Lexington, LLC <F16>, <F18>                   Kentucky             Lexington, KY         Spun off 09/20/04

ADESA Mexico, LLC <F16>, <F18>                      Indiana              Indianapolis, IN      Spun off 09/20/04

ADESA Missouri, LLC <F16>, <F18>, <F19>             Missouri             Barnhart, MO          Spun off 09/20/04

ADESA New York, LLC <F16>, <F18>                    New York             Akron, NY             Spun off 09/20/04

ADESA Ohio, LLC <F16>, <F18>                        Ohio                 Franklin, OH          Spun off 09/20/04

ADESA Oklahoma, LLC <F16>, <F18>                    Oklahoma             Tulsa, OK             Spun off 09/20/04

ADESA Pennsylvania, Inc. <F16>, <F18>               Pennsylvania         Mercer, PA            Spun off 09/20/04

ADESA San Diego, LLC <F16>, <F18>, <F20>            California           Los Angeles, CA       Spun off 09/20/04

ADESA Southern Indiana, LLC <F16>, <F18>            Indiana              Edinburgh, IN         Spun off 09/20/04

ADESA Texas, Inc. <F16>, <F18>                      Texas                Houston, TX           Spun off 09/20/04

ADESA Washington, LLC <F16>, <F18>                  Washington           Auburn, WA            Spun off 09/20/04

ADESA Wisconsin, LLC <F16>, <F18>                   Wisconsin            Portage, WI           Spun off 09/20/04

Auto Dealers Exchange of                            Massachusetts        Framingham, MA        Spun off 09/20/04
   Concord, LLC <F16>, <F18>

Auto Dealers Exchange of                            Tennessee            Memphis, TN           Spun off 09/20/04
   Memphis, LLC <F16>, <F18>

A.D.E. of Knoxville, LLC <F16>, <F18>               Tennessee            Lenoir City, TN       Spun off 09/20/04

Auto Banc Corporation <F16>, <F18>                  New Jersey           Manville, NJ          Spun off 09/20/04

ADESA New Jersey, Inc. <F16>, <F18>                 New Jersey           Manville, NJ          Spun off 09/20/04

ADESA Atlanta, LLC <F16>, <F18>                     New Jersey           Newnan, GA            Spun off 09/20/04

ADESA Phoenix, LLC <F16>, <F18>                     New Jersey           Chandler, AZ          Spun off 09/20/04

                                      -3-

                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------
ADESA Florida, LLC <F16>, <F18>                     Florida              Jacksonville, FL      Spun off 09/20/04

ADESA - South Florida, LLC <F16>, <F18>             Indiana              Opa-Locka, FL         Spun off 09/20/04

ADESA Indianapolis, LLC <F16>, <F18>                Indiana              Plainfield, IN        Spun off 09/20/04

ADESA Transportation, Inc. <F16>, <F18>             Indiana              Indianapolis, IN      Spun off 09/20/04

Asset Holdings III, L.P. <F16>, <F18>               Ohio                 Columbus, OH          Spun off 09/20/04

ComSearch, Inc. <F16>, <F18>                        Rhode Island         Warren, RI            Spun off 09/20/04

Automotive Recovery Services, Inc. <F16>, <F18>     Indiana              Indianapolis, IN      Spun off 09/20/04

ADESA Properties, Inc. <F16>, <F18>                 Delaware             Dimondale, MI         Spun off 09/20/04

Automotive Finance Corporation <F16>, <F18>         Indiana              Indianapolis, IN      Spun off 09/20/04

AFC AIM Corporation <F16>, <F18>                    Indiana              Indianapolis, IN      Spun off 09/20/04

AFC Funding Corporation <F16>, <F18>                Indiana              Indianapolis, IN      Spun off 09/20/04

EndTrust Lease End Services, LLC <F16>, <F18>       Texas                Hurst, TX             Spun off 09/20/04

IRT Receivables Corp. <F16>, <F18>                  Indiana              Indianapolis, IN      Spun off 09/20/04

Micro 21, Inc. <F16>, <F18>                         Indiana              Indianapolis, IN      Spun off 09/20/04

Automotive Finance Canada Inc. <F16>, <F18>         Ontario              Ottawa, ON            Spun off 09/20/04

ADESA Properties Canada Inc. <F16>, <F18>           Delaware             Dimondale, MI         Spun off 09/20/04

PAR, Inc. <F16>, <F18>                              Indiana              Carmel, IN            Spun off 09/20/04

3048540 Nova Scotia Company <F16>, <F18>            Nova Scotia          Halifax, NS           Spun off 09/20/04

3048538 Nova Scotia Company <F16>, <F18>            Nova Scotia          Halifax, NS           Spun off 09/20/04

ADESA Automotive Services LP <F16>, <F18>           Ontario              Mississauga, ON       Spun off 09/20/04

ADESA Canada Corporation <F16>, <F18>               Nova Scotia          Halifax, NS           Spun off 09/20/04

ADESA Finance Canada Inc. <F16>, <F18>              Nova Scotia          Halifax, NS           Spun off 09/20/04

ADESA Canada Inc. <F16>, <F18>                      Quebec               Montreal, QC          Spun off 09/20/04

ADESA Auctions Canada Corporation <F16>, <F18>      Nova Scotia          Halifax, NS           Spun off 09/20/04

ADESA Remarketing Services Inc. <F16>, <F18>        Ontario              Mississauga, ON       Spun off 09/20/04

Impact Auto Auctions Ltd. <F16>, <F18>              Ontario              Mississauga, ON       Spun off 09/20/04

Suburban Auto Parts Inc. <F16>, <F18>               Ontario              Stouffville, ON       Spun off 09/20/04

Impact Auto Auction Sudbury Ltd. <F16>, <F18>       Ontario              Sudbury, ON           Spun off 09/20/04

ADESA Montreal Corporation <F16>, <F18>             Nova Scotia          Halifax, NS           Spun off 09/20/04

CAAG Transport Ltd. <F16>, <F18>                    British Columbia     Vancouver, BC         Spun off 09/20/04

504811 NB Ltd. <F16>, <F18>                         New Brunswick        Moncton, NB           Spun off 09/20/04

79378 Manitoba Inc. <F16>, <F18>                    Manitoba             Winnipeg, MB          Spun off 09/20/04

Adesur S. de R.L. de C.V. <F16>, <F18>              Federal District     Mexico City, Mexico   Spun off 09/20/04

Auction Vehicles of Mexico,                         Federal District     Mexico City, Mexico   Spun off 09/20/04
   S. de R.L. de C.V. <F16>, <F18>

                                      -4-


FOOTNOTES
----------------------------------------

<F1>  ALLETE, Inc. withdrew from Split Rock Energy LLC in March 2004.
<F2>  Subsidiary of ALLETE, Inc.
<F3>  Subsidiary of Lakeview Financial Corporation II.
<F4>  Subsidiary of Minnesota Power Enterprises, Inc.
<F5>  Synertec, Incorporated has a 33.33 percent equity ownership in NaturNorth Technologies, LLC.
<F6>  Subsidiary of Upper Minnesota Properties, Inc.
<F7>  Upper Minnesota Properties-Meadowlands, Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited Partnership.
<F8>  Subsidiary of ALLETE Water Services, Inc.
<F9>  Subsidiary of Heater Utilities, Inc.
<F10> Subsidiary of Florida Water Services Corporation.
<F11> ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition Corporation.
<F12> Subsidiary of ALLETE Properties, Inc.
<F13> Subsidiary of Lehigh Acquisition Corporation.
<F14> Subsidiary of Florida Landmark Communities, Inc.
<F15> On May 24, 2004 ALLETE Automotive Services, Inc. was merged into a new subsidiary, ALLETE Automotive Services, LLC.
<F16> On September 20, 2004 ALLETE, Inc. completed the spin-off of ADESA, Inc. and all of its subsidiaries.
<F17> On January 23, 2004 ADESA, Inc. was incorporated as a subsidiary of ALLETE Automotive Services, Inc. On May 24, 2004 ADESA,
      Inc. and ADESA Corporation were merged with ADESA, Inc., the survivor. On June 21, 2004 ADESA, Inc. sold 6.6 percent of its common stock in an initial public offering and ALLETE Automotive Services, LLC owned the remaining 93.4 percent of ADESA, Inc.
<F18> At September 20, 2004 was a directly or indirectly owned subsidiary of ADESA, Inc.
<F19> On March 30, 2004 ADESA, Inc. incorporated Auto Dealers Exchange of Missouri, LLC. On April 30, 2004 ADESA Missouri, Inc. and
      Auto Dealers Exchange of Missouri, LLC were merged and the surviving entity was renamed ADESA Missouri, LLC.
<F20> On August 23, 2004 ADESA San Diego, LLC was transferred to ADESA, Inc.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     CLAIMANT - ALLETE, Inc.
         Reference is made to the Annual Report on Form 10-K (File No. 1-3548), filed by the claimant with the Securities and Exchange Commission on or about February 11, 2005, for the fiscal year ended December 31, 2004, particularly pages 5 through 12, which is hereby incorporated by reference in this statement.

     SUBSIDIARY - Superior Water, Light and Power Company
         Same reference as under claimant.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                                        ELECTRICITY       GAS

           ALLETE, Inc.                               12,555,845,137     None
           Superior Water, Light and Power Company      581,303,916    2,083,651

     (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

           None

     (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                        ELECTRICITY       GAS

           ALLETE, Inc.                                1,380,484,000     None
           Superior Water, Light and Power Company         None          None

     (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

                                                        ELECTRICITY       GAS

           ALLETE, Inc.                                3,966,965,618     None
           Superior Water, Light and Power Company      597,834,206    2,085,448

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           None

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


--------------------------------------------------------------------------------
EXHIBITS

[This EXHIBIT A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 11th day of February 2005.





                                                   ALLETE, Inc.
CORPORATE SEAL                    ----------------------------------------------
                                               (Name of Claimant)



                               By               James K. Vizanko
                                  ----------------------------------------------
                                            Senior Vice President and
                                             Chief Financial Officer


Attest:


                   Mark A. Schober
------------------------------------------------------
         Senior Vice President and Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

  James K. Vizanko             Senior Vice President and Chief Financial Officer
  ----------------             -------------------------------------------------
      (Name)                                         (Title)



                        ALLETE, Inc.
                  30 West Superior Street
                 Duluth, Minnesota 55802-2093
                 ----------------------------
                          (Address)